[letterhead]

                               Markel Corporation
                                  4551 Cox Road
                           Glen Allen, VA 23060-3382

                                 (804) 747-0136

October 30, 1998

Board of Directors
Gryphon Holdings, Inc.
30 Wall Street
New York, NY  10005-2201

Gentlemen:

Since we commenced our tender offer on October 20, 1998, we have received numerous comments from our fellow shareholders. They overwhelmingly support a sale of Gryphon, desire an expeditious transaction and, of course, the best price possible.

We believe our $18.00 all cash offer is fair, generous and perhaps the best price possible. Nevertheless, we are willing to discuss raising our offer if we have access to information justifying an increase in price. In previous conversations, your advisors flatly rejected any changes to the standstill provisions of your proposed confidentiality agreement. More recently they indicated to the Delaware Chancery Court that you were willing to modify the standstill provisions. They still assert however, that the only way to get Markel to make its "best offer" is to contractually prevent us from competing with other offers. This tactic may be effective in some situations but not here.

The logic of the situation is clear. Your shareholders want to maximize value and we presume the board concurs with that desire. In order for us to consider increasing our offer we would need to review additional information. We are being denied that opportunity because your advisors mistakenly believe this will provide a "tactical advantage." If the board wants us to consider a higher valuation you should tell us so. Instruct your advisors to drop the delaying tactics, release all available information and engage us in serious discussions of value with the very specific goal of reaching a mutually satisfactory negotiated transaction.

We are committed to acquiring Gryphon and will continue to pursue the tender offer. We are also willing to pursue a negotiated transaction. We are prepared to negotiate immediately. In light of the fact that your advisors have preliminarily approved the draft merger agreement we provided on October 14, 1998, we believe a negotiated transaction could be announced in a matter of days. Please let us know if you wish to pursue this course of action

Very truly yours,



Steven A. Markel
Vice-Chairman